Unusual Whales Subversive Democratic Trading ETF Unusual Whales Subversive Republican Trading ETF (together, the “Target Funds”),
Each a series of Series Portfolios Trust

November 6, 2024

Dear Shareholder,

The Special Meeting of Shareholders of the above Target Funds is less than one month away. As an important investor, I know you appreciate your right to vote. As of the date of this communication, we have not received your vote.

You are being asked to vote on an Agreement and Plan of Reorganization (the “Plan”). It is important to note that the Plan is expected to reduce investment fees.

Please take a few minutes to sign, date and mail the enclosed proxy card in the prepaid envelope or follow the instructions below to vote by internet or telephone.

Vote by Phone by calling +1 (888) 372-8265 and speaking with a proxy voting specialist today. Our representatives are available weekdays from 10 a.m. to 11 p.m. Eastern time. You may also call the toll-free number on the enclosed card and follow the prompts.

:	Vote by Internet by visiting the internet address on the enclosed card and following the instructions.
*	Vote by Mail by completing, signing, and dating the enclosed card and returning it in the enclosed prepaid return envelope.
If you have any questions or need assistance in voting, please contact our proxy solicitor, Morrow Sodali Fund Solutions at +1 (888) 372-8265. Please note that a representative may call you to assist in voting.

Sincerely,
/s/ Ryan L. Roell
President, series portfolios trust